

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

Benjamin Kovler
Founder, Chairman of the Board and Chief Executive Officer
Green Thumb Industries Inc.
325 West Huron Street, Suite 412
Chicago, IL 60654

> **Re:** **Green Thumb Industries Inc.**
> **Registration Statement on Form 10-12G**
> **Exhibit Nos. 10.2, 10.3, 10.4, 10.5, 10.6, and 10.7**
> **Filed December 20, 2019**
> **File No. 000-56132**

Dear Mr. Kolver:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance